FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... January........................................... , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... January 28, 2009....	By....../s/...... Masashiro Kobayashi .................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Results For The Fourth Quarter And The Fiscal Year Ended December 31, 2008

RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2008
January 28, 2009
CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Year ended	Year ended	Change(%)	Year ended	Year ending	Change(%)
	December 31, 2008	December 31, 2007		December 31, 2008	December 31, 2009

Net sales	¥4,094,161	¥4,481,346	- 8.6	$44,990,780	¥3,500,000	- 14.5
Operating profit	496,074	756,673	- 34.4	5,451,363	160,000	- 67.7
Income before income taxes and minority interests	481,147	768,388	- 37.4	5,287,330	160,000	- 66.7
Net income	¥309,148	¥488,332	- 36.7	$3,397,231	¥98,000	- 68.3

Net income per share:
- Basic	¥246.21	¥377.59	- 34.8	$2.71	¥79.39	- 67.8
- Diluted	246.20	377.53	- 34.8	2.71	-	-

	Actual
	As of	As of	Change(%)	As of
	December 31, 2008	December 31, 2007		December 31, 2008

Total assets	¥3,969,934	¥4,512,625	- 12.0	$43,625,648

Stockholders’ equity	¥2,659,792	¥2,922,336	- 9.0	$29,228,484

Notes:
1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2. U.S. dollar amounts are translated from yen at the rate of JPY91 = U.S.$1, the approximate exchange rate on the Tokyo
Foreign Exchange Market as of December 30, 2008, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Year ended	Year ended	Change(%)	Year ended
	December 31, 2008	December 31, 2007		December 31, 2008

Net sales	¥2,721,094	¥2,887,912	- 5.8	$29,902,132
Operating profit	358,706	533,841	- 32.8	3,941,824
Ordinary profit	359,086	552,843	- 35.0	3,946,000
Net income	¥224,135	¥366,973	- 38.9	$2,463,022

Net income per share:
- Basic	¥178.50	¥283.75	- 37.1	$1.96
- Diluted	178.49	283.70	- 37.1	1.96
Dividend per share	110.00	110.00	-	1.21

	Actual
	As of	As of	Change(%)	As of
	December 31, 2008	December 31, 2007		December 31, 2008

Total assets	¥2,618,998	¥2,790,892	- 6.2	$28,780,198

Net assets	¥1,865,005	¥1,890,566	- 1.4	$20,494,560

Note:	U.S. dollar amounts are translated from yen at the rate of JPY91 = U.S.$1, the approximate exchange rate on the Tokyo
Foreign Exchange Market as of December 30, 2008, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2008 in Review
Looking back at the global economy in 2008, while the effects of the subprime loan crisis led to a slowdown that was felt in major countries from the beginning of the year, stock markets plunged and the real economy in these countries rapidly deteriorated, especially toward the end of the year, as a result of increasing financial uncertainty triggered by the failures of major financial institutions in the United States. Furthermore, growth in Asia and other emerging economies slowed down sharply due to a decline in exports, and the sense of a severe recession of global proportions has gradually spread. As for foreign exchange markets, the unilateral yen buying that began in early autumn drove up the value of the yen against all other foreign currencies.
As for the markets in which Canon operates amid these conditions, within the digital camera segment, demand for digital single-lens reflex (SLR) cameras continued to expand. While demand for compact digital cameras declined sharply toward the end of the year and prices continued to fall, the market staged healthy growth for the year. As for the office imaging products market, sales of color network digital multifunction devices (MFDs) showed robust growth amid the shift toward color models in each region, although demand for monochrome models remained low. As for computer peripherals, in addition to a drop in demand for monochrome laser beam printers, sales of color-model printers, which had enjoyed sustained healthy expansion, remained relatively unchanged from the previous year. With regard to inkjet printers, although demand continued to shift from single-function to multifunction models, demand overall for the segment declined. Within the optical equipment segment, while the market for aligners, used to produce liquid crystal display (LCD) panels, realized a rapid recovery thanks to an increase in capital spending by LCD panel manufacturers, demand for steppers, utilized in the production of semiconductors, fell significantly. The average value of the yen during the year was ¥103.23 to the U.S. dollar, a year-on-year appreciation of about 14%, and ¥151.46 to the euro, a year-on-year appreciation of approximately 7%.
Consolidated net sales for the period was ¥4,094.2 billion (U.S.$44,991 million), a year-on-year decline of 8.6%, due to the effects of the substantial rise in value of the yen along with falling prices of such consumer products as digital cameras and inkjet printers, and reduced sales volumes due to decreased demand for network MFDs, laser beam printers, and other office equipments. Despite the continued launch of new products and ongoing cost-cutting efforts, such factors as the sharp appreciation of the yen, falling product prices accompanied by the rise in prices of materials led to a decline in the gross profit ratio of 2.8 points to 47.3%. As a result, gross profit decreased by 13.8% to ¥1,938.0 billion (U.S.$21,297 million). While R&D expenditures increased slightly compared with the previous year, Group-wide cost reduction efforts contributed to a decline in total operating expenses of 3.2%. The sales-to-expense ratio rose by 2.0 points to 35.2% from the year before due to the reduction in sales. Consequently, operating profit dropped 34.4% compared with the previous year to a total of ¥496.1 billion (U.S.$5,451 million). Other income (deductions) decreased by ¥26.6 billion (U.S.$293 million) due to such factors as a reduction in interest income stemming from a decrease in cash surplus and a lower yield on investment, a decline in earnings on investments in affiliates accounted for by the equity method, and write-downs of non-current marketable securities. As a result, income before income taxes and minority interests totaled ¥481.1 billion (U.S.$5,287 million), a decline of 37.4% from the year-ago period, while net income also recorded a decrease of 36.7% to ¥309.1 billion (U.S.$3,397 million).
Basic net income per share was ¥246.21 (U.S.$2.71), a year-on-year decline of ¥131.38 (U.S.$1.44).

Results by Product Segment
Looking at the consolidated results for the year by business sector, within the business machines segment, as demand for network MFDs in global markets continued to shift to color models for the office imaging products category, the appreciation of the yen along with restrained investment in office equipment due to concern over business performance led to flagging sales in major regions. Consequently, sales for the category declined by 13.3% year on year. In the field of computer peripherals, laser beam printer sales suffered the significant impact of the strong yen along with reduced demand, resulting in a decrease in sales volume for monochrome models and slight increase for color models. As such, sales of laser beam printers declined 5.6% from the year-ago period. As for inkjet printers, as sales volume for single-function models continued to drop, efforts focusing on expanded sales of multifunction business-use models resulted in an increase in sales volume overall. Additionally, although sales of related consumables also displayed growth, the impact of the yen’s appreciation resulted in a sales decrease of 4.5% for inkjet printer products, and a decline in sales of 5.4% for the computer peripherals segment overall. As for business information products, reduced personal computer sales in the Japanese domestic market resulted in a sales decline of 20.1%. Collectively, sales of business machines overall for the year totaled ¥2,660.0 billion (U.S.$29,231 million), a decline of 9.4% compared with the previous year, while operating profit totaled ¥544.6 billion (U.S.$5,985 million), decreasing 16.2% mainly due to the reduction in sales.
Within the cameras segment, the high-resolution, competitively priced EOS Digital Rebel XSi (EOS 450D) and advanced-amateur model EOS 40D enjoyed healthy sales, contributing to growth in sales volume for digital SLR cameras. Sales volume also increased for compact digital cameras despite stagnant market conditions as the company bolstered its product lineup with the introduction of 16 new models, including 6 new ELPH (IXUS)-series models and 10 PowerShot-series models. Consequently, while unit sales of digital cameras increased by 4% year on year, sales value for the camera segment overall declined by 9.6% to ¥1,042.0 billion (U.S.$11,450 million) due to falling prices and the appreciation of the yen. Additionally, operating profit for the sector decreased by 38.9% year on year to ¥187.8 billion (U.S.$2,064 million) as a result of the drop in sales value, coupled with the significant decline in the gross profit ratio stemming from falling prices and the effects of the strong yen.
In the optical and other products segment, while sales of aligners, used to produce LCD panels, gained momentum owing to a recovery in demand, sales of steppers, used in the production of semiconductors, remained stagnant due to deteriorating market conditions. As a result, sales for the segment totaled ¥392.2 billion (U.S.$4,310 million), approximately the same level as the previous year. Operating profit for the segment fell to negative ¥45.5 billion (U.S.$500 million) as a result of a significant increase in cost of sales and outlays due to such factors as the disposal of inventories, which was carried out in response to rising concerns that weak market sentiment may continue, and the appreciation of the yen, along with the impairment of fixed assets equipped with current technologies.
Cash Flow
In 2008, Canon generated cash flow from operating activities of ¥616.7 billion (U.S.$6,777 million), a decrease of ¥222.6 billion (U.S.$2,446 million) compared with the previous year, mainly reflecting the decrease in net income. Although capital investments were concentrated to items relevant to reinforcing production and achieving cost reductions, cash flow from investing activities totaled ¥472.5 billion (U.S.$5,192 million), a year-on-year increase of ¥40.0 billion (U.S.$440 million), mainly due to the acquisition of shares of Hitachi Displays, Ltd. toward the launch of Canon’s display business. As a result, free cash flow totaled ¥144.2 billion (U.S.$1,585 million), a decline of ¥262.6 billion (U.S.$2,885 million).
Cash flow from financing activities recorded an outlay of ¥277.6 billion (U.S.$3,050 million), mainly resulting from the dividend payout of ¥145.0 billion (U.S.$1,594 million) and the purchase of treasury stocks totaling ¥100.0 billion (U.S.$1,100 million). Consequently, cash and cash equivalents decreased by ¥265.3 billion (U.S.$2,915 million) to ¥679.2 billion (U.S.$7,464 million) from the end of the previous year, including the ¥131.9 billion (U.S.$1,450 million) negative impact of currency translation adjustments due to the appreciation of the yen.
Non-consolidated Results
Non-consolidated net sales totaled ¥2,721.1 billion (U.S.$29,902 million), a year-on-year decrease of 5.8%, ordinary profit declined by 35.0% to ¥359.1 billion (U.S.$3,946 million), and net income fell by 38.9% to ¥224.1 billion (U.S.$2,463 million).

Outlook
As for the outlook for the global economy in fiscal 2009, prospects remain highly uncertain in the face of the serious situation posed by the concurrent recession in Japan, America and Europe, along with the rapid slowdown in the growth rates of emerging economies. Prices of crude oil and materials are expected to fluctuate for the time being mainly due to political insecurity in producing countries. Amid these conditions, although countries worldwide have been embarking on various economic stimulus packages and financial policies, many concerns remain and considerable time is expected before such measures will gradually render effects to lead the global economy toward gentle recovery.
In the businesses in which Canon is involved, the compact digital camera and inkjet printer markets are expected to remain stagnant owing to weak buyer sentiment amid the depressed economic environment. Demand for network digital MFDs and laser beam printers is projected to remain sluggish for both monochrome and color models due to reluctance in office equipment purchases. Demand for steppers and aligners is also expected to contract as device makers and LCD panel manufacturers reconsider their capital expenditure plans.
With regard to the currency exchange rates on which Canon’s performance outlook for the full year is based, despite the highly unstable economic environment and uncertainty over future interest rate policies and economic prospects, Canon anticipates exchange rates of ¥90 to the U.S. dollar and ¥120 to the euro, representing year-on-year appreciation of approximately 15% against the U.S. dollar and about 26% against the euro, respectively. The company projects consolidated net sales of ¥3,500.0 billion (U.S.$38,462 million), a year-on-year decrease of 14.5%; operating profit of ¥160.0 billion (U.S.$1,758 million), a year-on-year decline of 67.7%; income before income taxes and minority interests of ¥160.0 billion (U.S.$1,758 million), a year-on-year decline of 66.7%; and net income of ¥98.0 billion (U.S.$1,077 million), a year-on-year decline of 68.3%.
Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and reflecting the company’s consolidated business performance. Specifically, Canon’s basic policy is to continuously strive to raise its consolidated payout ratio to approximately 30% over the medium to long term.
The company recorded a decrease in profits amid extremely severe economic conditions but, prioritizing stable returns to shareholders, plans to distribute a full-year dividend totaling ¥110.00 (U.S.$1.21) per share (interim dividend of ¥55.00 [U.S.$0.60] per share [already distributed], and year-end dividend of ¥55.00 [U.S.$0.60]), the same amount per share as 2007.
Based on the above, the consolidated payout ratio was 23.1% in 2005, 24.4% in 2006, 28.8% in 2007, and will be 44.4% in 2008.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy
  (1) Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
  (2) Management Goals
Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001— with the aim of becoming a truly excellent global corporation. Through these two management plans, the company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability. In particular, the company is focusing on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses

2)	Expanding business operations through diversification

3)	Identifying new business domains and accumulating required technologies

4)	Establishing new production systems to sustain international competitiveness

5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
Canon is, however, currently facing an economic environment said to occur once in a century. Amid these harsh conditions, we are making a major change in course this year from “sound growth” to “improved management quality,” and pushing forward to overcome this crisis while preparing to burst ahead of other companies when the economic environment recovers.
  (3) Business Challenges and Countermeasures
At Canon, the creation of new businesses and maintaining a high profitability structure represent two very important management objectives to ensure continuous future growth.
     As for new businesses, the company is promoting research based on leading-edge technologies in its areas of expertise, such as biotechnology, nanotechnology and life sciences. At the same time, Canon is also looking into M&A opportunities and business tie-ups toward launching such businesses. Additionally, the company aims to enter the display business, moving away from a focus on still images while strengthening the ability to deliver video images, which will play an increasingly important role in the broadband era.
     With regard to maintaining the company’s current high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of competitive new businesses, Canon believes that it is important to further improve the profit-earning ability of current businesses. To facilitate this, the company is promoting the development of new products and actively carrying out cost-reduction activities.
     Canon also views its approach to the environment as an important management issue. From the product planning stage through to design, development, production, sales, use, recovery and recycling, the company focuses its energies on such areas as creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, Canon actively promotes the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
III. Financial Statements
1. CONSOLIDATED STATEMENTS OF INCOME

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2008	December 31, 2007			December 31, 2008

Net sales	¥994,740	¥1,263,799	-	21.3	$10,931,209
Cost of sales	573,343	652,724			6,300,473

Gross profit	421,397	611,075	-	31.0	4,630,736
Operating expenses:
Selling, general and administrative expenses	273,681	309,519			3,007,484
Research and development expenses	111,891	107,980			1,229,571

	385,572	417,499			4,237,055

Operating profit	35,825	193,576	-	81.5	393,681
Other income (deductions):
Interest and dividend income	3,849	7,319			42,297
Interest expense	(164)	(326)			(1,802)
Other, net	(22,597)	(649)			(248,319)

	(18,912)	6,344			(207,824)

Income before income taxes and minority interests	16,913	199,920	-	91.5	185,857
Income taxes	3,816	67,844			41,934

Income before minority interests	13,097	132,076			143,923
Minority interests	1,475	4,231			16,209

Net income	¥11,622	¥127,845	-	90.9	$127,714

Note: Comprehensive income for the three months ended December 31, 2008 and 2007 was JPY194,776 million (decrease) (U.S.$2,140,396 thousand decrease) and JPY102,988 million (increase), respectively.

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2008	December 31, 2007			December 31, 2008

Net sales	¥4,094,161	¥4,481,346	-	8.6	$44,990,780
Cost of sales	2,156,153	2,234,365			23,693,989

Gross profit	1,938,008	2,246,981	-	13.8	21,296,791
Operating expenses:
Selling, general and administrative expenses	1,067,909	1,122,047			11,735,263
Research and development expenses	374,025	368,261			4,110,165

	1,441,934	1,490,308			15,845,428

Operating profit	496,074	756,673	-	34.4	5,451,363
Other income (deductions):
Interest and dividend income	19,442	32,819			213,648
Interest expense	(837)	(1,471)			(9,198)
Other, net	(33,532)	(19,633)			(368,483)

	(14,927)	11,715			(164,033)

Income before income taxes and minority interests	481,147	768,388	-	37.4	5,287,330
Income taxes	160,788	264,258			1,766,901

Income before minority interests	320,359	504,130			3,520,429
Minority interests	11,211	15,798			123,198

Net income	¥309,148	¥488,332	-	36.7	$3,397,231

Note: Comprehensive income for the year ended December 31, 2008 and 2007 was JPY18,342 million (decrease) (U.S.$201,560 thousand decrease) and JPY520,284 million (increase), respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES

	Millions of yen				Thousands of
Results for the fourth quarter					U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	December 31, 2008	December 31, 2007			December 31, 2008

Business machines:
Office imaging products	¥250,608	¥352,645	-	28.9	$2,753,934
Computer peripherals	350,958	420,862	-	16.6	3,856,682
Business information products	18,457	29,668	-	37.8	202,824

	620,023	803,175	-	22.8	6,813,440
Cameras	262,762	365,102	-	28.0	2,887,495
Optical and other products	111,955	95,522	+	17.2	1,230,274

Total	¥994,740	¥1,263,799	-	21.3	$10,931,209

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	December 31, 2008	December 31, 2007			December 31, 2008

Japan	¥224,710	¥270,620	-	17.0	$2,469,341
Overseas:
Americas	283,002	380,414	-	25.6	3,109,912
Europe	308,121	437,989	-	29.7	3,385,945
Other areas	178,907	174,776	+	2.4	1,966,011

	770,030	993,179	-	22.5	8,461,868

Total	¥994,740	¥1,263,799	-	21.3	$10,931,209

	Millions of yen				Thousands of
Results for the fiscal year					U.S. dollars
Sales by product	Year ended December 31, 2008	Year ended December 31, 2007	Change(%)		Year ended December 31, 2008

Business machines:
Office imaging products	¥1,119,523	¥1,290,788	-	13.3	$12,302,451
Computer peripherals	1,454,768	1,537,511	-	5.4	15,986,462
Business information products	85,728	107,243	-	20.1	942,065

	2,660,019	2,935,542	-	9.4	29,230,978
Cameras	1,041,947	1,152,663	-	9.6	11,449,967
Optical and other products	392,195	393,141	-	0.2	4,309,835

Total	¥4,094,161	¥4,481,346	-	8.6	$44,990,780

	Millions of yen				Thousands of
					U.S. dollars
Sales by region	Year ended December 31, 2008	Year ended December 31, 2007	Change(%)		Year ended December 31, 2008

Japan	¥868,280	¥947,587	-	8.4	$9,541,538
Overseas:
Americas	1,154,571	1,336,168	-	13.6	12,687,593
Europe	1,341,400	1,499,286	-	10.5	14,740,659
Other areas	729,910	698,305	+	4.5	8,020,990

	3,225,881	3,533,759	-	8.7	35,449,242

Total	¥4,094,161	¥4,481,346	-	8.6	$44,990,780

Notes: 1.	The primary products included in each of the product segments are as follows:
Business machines:

Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines

Computer peripherals :	Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners

Business information products :	Computer information systems / Document scanners / Personal information products

Cameras :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders

Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Large format printers / Components
2.	The principal countries and regions included in each regional category are as follows:

Americas:	United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /

Other Areas:	Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months	Change(%)		Three months
	ended	ended			ended
	December 31, 2008	December 31, 2007			December 31, 2008

Business machines
Net sales:
Unaffiliated customers	¥620,023	¥803,175	-	22.8	$6,813,440
Intersegment	-	-		-	-

Total	620,023	803,175	-	22.8	6,813,440

Operating cost and expenses	512,437	640,756	-	20.0	5,631,176

Operating profit	¥107,586	¥162,419	-	33.8	$1,182,264

Cameras
Net sales:
Unaffiliated customers	¥262,762	¥365,102	-	28.0	$2,887,495
Intersegment	-	-		-	-

Total	262,762	365,102	-	28.0	2,887,495

Operating cost and expenses	232,648	271,835	-	14.4	2,556,572

Operating profit	¥30,114	¥93,267	-	67.7	$330,923

Optical and other products
Net sales:
Unaffiliated customers	¥111,955	¥95,522	+	17.2	$1,230,274
Intersegment	52,326	65,381	-	20.0	575,011

Total	164,281	160,903	+	2.1	1,805,285

Operating cost and expenses	218,742	163,558	+	33.7	2,403,758

Operating profit (loss)	¥(54,461)	¥(2,655)		-	$(598,473)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(52,326)	(65,381)		-	(575,011)

Total	(52,326)	(65,381)		-	(575,011)

Operating cost and expenses	(4,912)	(5,926)		-	(53,978)

Operating profit (loss)	¥(47,414)	¥(59,455)		-	$(521,033)

Consolidated
Net sales:
Unaffiliated customers	¥994,740	¥1,263,799	-	21.3	$10,931,209
Intersegment	-	-		-	-

Total	994,740	1,263,799	-	21.3	10,931,209

Operating cost and expenses	958,915	1,070,223	-	10.4	10,537,528

Operating profit	¥35,825	¥193,576	-	81.5	$393,681

Note:	General corporate expenses of JPY48,253 million (U.S.$530,253 thousand) and JPY59,318 million in the three months ended December 31, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2008	December 31, 2007			December 31, 2008

Business Machines
Net sales:
Unaffiliated customers	¥2,660,019	¥2,935,542	-	9.4	$29,230,978
Intersegment	-	-		-	-

Total	2,660,019	2,935,542	-	9.4	29,230,978

Operating cost and expenses	2,115,375	2,285,281	-	7.4	23,245,879

Operating profit	544,644	650,261	-	16.2	5,985,099

Assets	1,487,885	1,762,167	-	15.6	16,350,385
Depreciation and amortization	163,920	159,309	+	2.9	1,801,319
Increase in property, plant and equipment	¥172,197	¥166,143	+	3.6	$1,892,275

Cameras
Net sales:
Unaffiliated customers	¥1,041,947	¥1,152,663	-	9.6	$11,449,967
Intersegment	-	-		-	-

Total	1,041,947	1,152,663	-	9.6	11,449,967

Operating cost and expenses	854,160	845,237	+	1.1	9,386,374

Operating profit	187,787	307,426	-	38.9	2,063,593

Assets	499,287	561,504	-	11.1	5,486,670
Depreciation and amortization	39,412	37,180	+	6.0	433,099
Increase in property, plant and equipment	¥43,086	¥32,870	+	31.1	$473,472

Optical and Other Products
Net sales:
Unaffiliated customers	¥392,195	¥393,141	-	0.2	$4,309,835
Intersegment	235,690	238,659	-	1.2	2,590,000

Total	627,885	631,800	-	0.6	6,899,835

Operating cost and expenses	673,375	610,720	+	10.3	7,399,725

Operating profit (loss)	(45,490)	21,080		-	(499,890)

Assets	495,095	544,734	-	9.1	5,440,604
Depreciation and amortization	88,017	69,843	+	26.0	967,220
Increase in property, plant and equipment	¥68,542	¥78,449	-	12.6	$753,209

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(235,690)	(238,659)		-	(2,590,000)

Total	(235,690)	(238,659)		-	(2,590,000)

Operating cost and expenses	(44,823)	(16,565)		-	(492,561)

Operating profit (loss)	(190,867)	(222,094)		-	(2,097,439)

Assets	1,487,667	1,644,220	-	9.5	16,347,989
Depreciation and amortization	49,988	75,362	-	33.7	549,318
Increase in property, plant and equipment	¥78,163	¥151,087	-	48.3	$858,934

Consolidated
Net sales:
Unaffiliated customers	¥4,094,161	¥4,481,346	-	8.6	$44,990,780
Intersegment	-	-		-	-

Total	4,094,161	4,481,346	-	8.6	44,990,780

Operating cost and expenses	3,598,087	3,724,673	-	3.4	39,539,417

Operating profit	496,074	756,673	-	34.4	5,451,363

Assets	3,969,934	4,512,625	-	12.0	43,625,648
Depreciation and amortization	341,337	341,694	-	0.1	3,750,956
Increase in property, plant and equipment	¥361,988	¥428,549	-	15.5	$3,977,890

Notes:
1. General corporate expenses of JPY190,698 million (U.S.$2,095,582 thousand) and JPY221,979 million in the years ended December 31, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

2. Corporate assets of JPY1,487,667 million (U.S.$16,347,989 thousand) and JPY1,644,220 million as of December 31,
2008 and 2007, respectively, which mainly consist of cash and cash equivalents, short-term investments, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended December 31, 2008	Year ended December 31, 2007	Change(%)		Year ended December 31, 2008

Japan
Net sales:
Unaffiliated customers	¥998,676	¥1,048,310	-	4.7	$10,974,462
Intersegment	2,318,521	2,494,251	-	7.0	25,478,252

Total	3,317,197	3,542,561	-	6.4	36,452,714

Operating cost and expenses	2,757,356	2,722,672	+	1.3	30,300,615

Operating profit	559,841	819,889	-	31.7	6,152,099

Assets	¥1,908,675	¥2,715,294	-	29.7	$20,974,451

Americas
Net sales:
Unaffiliated customers	¥1,141,560	¥1,329,479	-	14.1	$12,544,615
Intersegment	3,758	4,608	-	18.4	41,297

Total	1,145,318	1,334,087	-	14.1	12,585,912

Operating cost and expenses	1,136,288	1,281,805	-	11.4	12,486,681

Operating profit	9,030	52,282	-	82.7	99,231

Assets	¥458,189	¥506,295	-	9.5	$5,035,044

Europe
Net sales:
Unaffiliated customers	¥1,337,147	¥1,499,821	-	10.8	$14,693,923
Intersegment	4,329	3,496	+	23.8	47,572

Total	1,341,476	1,503,317	-	10.8	14,741,495

Operating cost and expenses	1,314,942	1,441,972	-	8.8	14,449,913

Operating profit	26,534	61,345	-	56.7	291,582

Assets	¥477,571	¥732,579	-	34.8	$5,248,033

Others
Net sales:
Unaffiliated customers	¥616,778	¥603,736	+	2.2	$6,777,780
Intersegment	670,678	824,844	-	18.7	7,370,088

Total	1,287,456	1,428,580	-	9.9	14,147,868

Operating cost and expenses	1,247,156	1,378,306	-	9.5	13,705,011

Operating profit	40,300	50,274	-	19.8	442,857

Assets	¥317,684	¥367,234	-	13.5	$3,491,033

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(2,997,286)	(3,327,199)		-	(32,937,209)

Total	(2,997,286)	(3,327,199)		-	(32,937,209)

Operating cost and expenses	(2,857,655)	(3,100,082)		-	(31,402,803)

Operating profit (loss)	(139,631)	(227,117)		-	(1,534,406)

Assets	¥807,815	¥191,223	+	322.4	$8,877,087

Consolidated
Net sales:
Unaffiliated customers	¥4,094,161	¥4,481,346	-	8.6	$44,990,780
Intersegment	-	-		-	-

Total	4,094,161	4,481,346	-	8.6	44,990,780

Operating cost and expenses	3,598,087	3,724,673	-	3.4	39,539,417

Operating profit	496,074	756,673	-	34.4	5,451,363

Assets	¥3,969,934	¥4,512,625	-	12.0	$43,625,648

Notes:	1.	General corporate expenses of JPY190,698 million (U.S.$2,095,582 thousand) and JPY221,979 million in the years ended December 31, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”
2.	Corporate assets of JPY1,487,667 million (U.S.$16,347,989 thousand) and JPY1,644,220 million as of December 31,
2008 and 2007, respectively, which mainly consist of cash and cash equivalents, short-term investments, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31,	December 31,	Change	December 31,
	2008	2007		2008

ASSETS
Current assets:
Cash and cash equivalents	¥679,196	¥944,463	¥(265,267)	$7,463,692
Short-term investments	7,651	20,499	(12,848)	84,077
Trade receivables, net	595,422	794,240	(198,818)	6,543,099
Inventories	506,919	563,474	(56,555)	5,570,538
Prepaid expenses and other current assets	275,660	286,111	(10,451)	3,029,231

Total current assets	2,064,848	2,608,787	(543,939)	22,690,637
Noncurrent receivables	14,752	15,239	(487)	162,110
Investments	88,825	90,086	(1,261)	976,099
Property, plant and equipment, net	1,357,186	1,364,702	(7,516)	14,914,132
Intangible assets	119,140	112,516	6,624	1,309,231
Other assets	325,183	321,295	3,888	3,573,439

Total assets	¥3,969,934	¥4,512,625	¥(542,691)	$43,625,648

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥5,540	¥18,317	¥(12,777)	$60,879
Trade payables	406,746	514,226	(107,480)	4,469,736
Accrued income taxes	69,961	150,726	(80,765)	768,802
Accrued expenses	277,117	357,525	(80,408)	3,045,242
Other current liabilities	184,636	215,911	(31,275)	2,028,967

Total current liabilities	944,000	1,256,705	(312,705)	10,373,626
Long-term debt, excluding current installments	8,423	8,680	(257)	92,560
Accrued pension and severance cost	110,784	44,710	66,074	1,217,407
Other noncurrent liabilities	55,745	57,324	(1,579)	612,583

Total liabilities	1,118,952	1,367,419	(248,467)	12,296,176

Minority interests	191,190	222,870	(31,680)	2,100,988
Stockholders’ equity:
Common stock	174,762	174,698	64	1,920,462
Additional paid-in capital	403,790	402,991	799	4,437,253
Legal reserve	53,706	46,017	7,689	590,176
Retained earnings	2,876,576	2,720,146	156,430	31,610,725
Accumulated other comprehensive income (loss)	(292,820)	34,670	(327,490)	(3,217,802)
Treasury stock, at cost	(556,222)	(456,186)	(100,036)	(6,112,330)

Total stockholders’ equity	2,659,792	2,922,336	(262,544)	29,228,484

Total liabilities and stockholders’ equity	¥3,969,934	¥4,512,625	¥(542,691)	$43,625,648

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31, 2008	December 31, 2007		December 31, 2008
Notes:

1.Allowance for doubtful receivables	¥9,318	¥14,547		$102,396
2.Accumulated depreciation	1,635,601	1,594,374		17,793,637
3.Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(235,968)	22,796		(2,593,055)
Net unrealized gains and losses on securities	1,135	6,287		12,473
Net gains and losses on derivative instruments	1,493	(849)		16,407
Pension liability adjustments	(59,480)	6,436		(653,627)

4.Time deposits and Marketable securities, which had been previously disclosed separately in the consolidated balance sheets, have been reclassified to Short-term investments to conform to the current year presentation.
Intangible assets, which were previously included in Other assets, have been reclassified in the consolidated balance sheets to conform to the current year presentation.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2006	¥174,063	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	95	(522)					(427)
Cash dividends				(131,612)			(131,612)
Transfers to legal reserve			2,417	(2,417)			-

Comprehensive income:
Net income				488,332			488,332
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(62)		(62)
Net unrealized gains and losses on securities					(1,778)		(1,778)
Net gains and losses on derivative instruments					814		814
Pension liability adjustments					32,978		32,978

Total comprehensive income							520,284

Repurchase of treasury stock, net		3				(450,314)	(450,311)

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336

Conversion of convertible debt and other	64	824					888
Cash dividends				(145,024)			(145,024)
Transfers to legal reserve			7,689	(7,689)			-

Comprehensive income:
Net income				309,148			309,148
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(258,764)		(258,764)
Net unrealized gains and losses on securities					(5,152)		(5,152)
Net gains and losses on derivative instruments					2,342		2,342
Pension liability adjustments					(65,916)		(65,916)

Total comprehensive income							(18,342)

Repurchase of treasury stock, net		(25)		(5)		(100,036)	(100,066)

Balance at December 31, 2008	¥174,762	¥403,790	¥53,706	¥2,876,576	¥(292,820)	¥(556,222)	¥2,659,792

Thousands of U.S. dollars

Balance at December 31, 2007	$1,919,759	$4,428,473	$505,681	$29,891,714	$380,989	$(5,013,034)	$32,113,582

Conversion of convertible debt and other	703	9,055					9,758
Cash dividends				(1,593,670)			(1,593,670)
Transfers to legal reserve			84,495	(84,495)			-

Comprehensive income:
Net income				3,397,231			3,397,231
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(2,843,560)		(2,843,560)
Net unrealized gains and losses on securities					(56,615)		(56,615)
Net gains and losses on derivative instruments					25,736		25,736
Pension liability adjustments					(724,352)		(724,352)

Total comprehensive income							(201,560)

Repurchase of treasury stock, net		(275)		(55)		(1,099,296)	(1,099,626)

Balance at December 31, 2008	$1,920,462	$4,437,253	$590,176	$31,610,725	$(3,217,802)	$(6,112,330)	$29,228,484

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of
			U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2007	December 31, 2008

Cash flows from operating activities:
Net income	¥309,148	¥488,332	$3,397,231
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	341,337	341,694	3,750,956
Loss on disposal of property, plant and equipment	11,811	9,985	129,791
Deferred income taxes	(32,497)	(35,021)	(357,110)
(Increase) decrease in trade receivables	83,521	(10,722)	917,813
(Increase) decrease in inventories	49,547	(26,643)	544,473
Increase (decrease) in trade payables	(36,719)	21,136	(403,505)
Increase (decrease) in accrued income taxes	(77,340)	14,988	(849,890)
Increase (decrease) in accrued expenses	(30,694)	43,035	(337,297)
Decrease in accrued (prepaid) pension and severance cost	(12,128)	(15,387)	(133,275)
Other, net	10,698	7,872	117,560

Net cash provided by operating activities	616,684	839,269	6,776,747

Cash flows from investing activities:
Purchases of fixed assets	(428,168)	(474,285)	(4,705,143)
Proceeds from sale of fixed assets	7,453	9,635	81,901
Purchases of available-for-sale securities	(7,307)	(2,281)	(80,297)
Proceeds from sale and maturity of available-for-sale securities	4,320	8,614	47,473
Proceeds from maturity of held-to-maturity securities	10,000	10,000	109,890
Decrease in time deposits	2,892	31,681	31,780
Acquisitions of subsidiaries, net of cash acquired	(5,999)	(15,675)	(65,923)
Purchases of other investments	(45,473)	(2,432)	(499,703)
Other, net	(10,198)	2,258	(112,066)

Net cash used in investing activities	(472,480)	(432,485)	(5,192,088)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,841	2,635	75,176
Repayments of long-term debt	(15,397)	(13,046)	(169,198)
Decrease in short-term loans	(2,643)	(358)	(29,044)
Dividends paid	(145,024)	(131,612)	(1,593,670)
Repurchases of treasury stock, net	(100,066)	(450,311)	(1,099,626)
Other, net	(21,276)	(11,691)	(233,803)

Net cash used in financing activities	(277,565)	(604,383)	(3,050,165)

Effect of exchange rate changes on cash and cash equivalents	(131,906)	(13,564)	(1,449,516)

Net decrease in cash and cash equivalents	(265,267)	(211,163)	(2,915,022)

Cash and cash equivalents at beginning of period	944,463	1,155,626	10,378,714

Cash and cash equivalents at end of period	¥679,196	¥944,463	$7,463,692

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1)	GROUP POSITION
1.	Number of Group Companies

	December 31, 2008	December 31, 2007	Change
Subsidiaries	245	239	6
Affiliates	18	15	3
Total	263	254	9

2.	Change in Group of Entities Subsidiaries

Addition:	21 Companies
Removal:	15 Companies
Affiliates (Carried at Equity Basis)

Addition:	3 Companies
3.	Subsidiaries listed on domestic stock exchange

  Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
  Tokyo Stock Exchange (2nd section): Canon Software Inc.
  Osaka Stock Exchange (2nd section): Canon Machinery Inc.
  JASDAQ: Tokki Corporation, Asia Pacific System Research Co.,Ltd.
Osaka Stock Exchange (Hercules): e-System Corporation
(2)	SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)	NET INCOME PER SHARE

Results for the fiscal year	Millions of yen		Thousands of
			U.S. dollars
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2008

Net income:
-Basic	¥309,148	¥488,332	$3,397,231
-Diluted	309,150	488,336	3,397,253

	Number of shares
Average common shares outstanding:
-Basic	1,255,626,490	1,293,295,680
-Diluted	1,255,706,419	1,293,517,431

	Yen		U.S. dollars
Net income per share:
-Basic	¥246.21	¥377.59	$2.71
-Diluted	246.20	377.53	2.71
(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS
The disclosure is omitted as it is not considered significant in this report.
(3)	SUBSEQUENT EVENT
There is no significant subsequent event.

CANON INC.
NON-CONSOLIDATED
10.	NON-CONSOLIDATED STATEMENTS OF INCOME
( Parent company only )

	Millions of yen

	Year ended	Year ended	Change(%)
	December 31,	December 31,
	2008	2007
Net sales	¥2,721,094	¥2,887,912	-	5.8
Cost of sales	1,801,801	1,793,613

Gross profit	919,293	1,094,299	-	16.0
Selling, general and administrative expenses	560,587	560,458

Operating profit	358,706	533,841	-	32.8
Other income (deductions):
Interest and dividend income	14,931	18,870
Interest expense	(3,844)	(1,285)
Other, net	(10,707)	1,417

	380	19,002

Ordinary profit	359,086	552,843	-	35.0

Non-ordinary gain(loss), net	(26,084)	(3,470)

Income before income taxes	333,002	549,373	-	39.4
Income taxes	108,867	182,400

Net income	¥224,135	¥366,973	-	38.9

11.	DETAILS OF SALES
( Parent company only )

Sales by product	Millions of yen

	Year ended	Year ended	Change(%)
	December 31,	December 31,
	2008	2007

Business machines:
Office Imaging Products	¥473,057	¥540,926	-	12.5
Computer peripherals	1,245,295	1,331,983	-	6.5

	1,718,352	1,872,909	-	8.3
Cameras	808,168	851,522	-	5.1
Optical and other products	194,574	163,481	+	19.0

Total	¥2,721,094	¥2,887,912	-	5.8

Sales by region	Millions of yen

	Year ended	Year ended	Change(%)
	December 31,	December 31,
	2008	2007

Japan	¥350,094	¥379,055	-	7.6
Overseas:
Americas	883,911	989,139	-	10.6
Europe	935,449	1,029,922	-	9.2
Other areas	551,640	489,796	+	12.6

	2,371,000	2,508,857	-	5.5

Total	¥2,721,094	¥2,887,912	-	5.8

CANON INC.
NON-CONSOLIDATED
12.	NON-CONSOLIDATED BALANCE SHEETS
( Parent company only )

	Millions of yen

	As of	As of	Change
	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash	¥10,674	¥5,676	¥4,998
Trade receivables	608,047	838,322	(230,275)
Marketable securities	93,899	75,920	17,979
Inventories	221,668	226,950	(5,282)
Prepaid expenses and other current assets	204,645	209,650	(5,005)
Allowance for doubtful receivables	(1)	(8)	7

Total current assets	1,138,932	1,356,510	(217,578)

Fixed assets:
Net property, plant and equipment	929,217	912,986	16,231
Intangibles	40,431	42,497	(2,066)
Investments and other fixed assets	510,476	478,960	31,516
Allowance for doubtful receivables-noncurrent	(58)	(61)	3

Total fixed assets	1,480,066	1,434,382	45,684

Total assets	¥2,618,998	¥2,790,892	¥(171,894)

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥323,980	¥421,884	¥(97,904)
Short-term loans	156,148	94,465	61,683
Accrued income taxes	47,825	115,668	(67,843)
Accrued warranty expenses	6,077	4,705	1,372
Accrued bonuses for employees	4,972	5,194	(222)
Accrued bonuses for directors	244	360	(116)
Other current liabilities	176,255	212,366	(36,111)

Total current liabilities	715,501	854,642	(139,141)

Noncurrent liabilities:
Convertible debentures	-	128	(128)
Accrued pension and severance cost	34,456	41,713	(7,257)
Accrued directors’ retirement benefits	1,576	1,368	208
Reserve for environmental provision	1,300	2,475	(1,175)
Accrued long service rewards for employees	1,160	-	1,160

Total noncurrent liabilities	38,492	45,684	(7,192)

Total liabilities	753,993	900,326	(146,333)

Net assets:
Stockholders’ equity	1,865,955	1,886,784	(20,829)
Difference of appreciation and conversion	(1,196)	3,782	(4,978)
Subscription right to shares	246	-	246

Total net assets	1,865,005	1,890,566	(25,561)

Total liabilities and net assets	¥2,618,998	¥2,790,892	¥(171,894)

	As of	As of
	December 31, 2008	December 31, 2007
1.Accumulated depreciation	¥988,205	¥848,039
Accumulated impairment loss	¥10,197	¥993
2.Cautionary obligation and other
Cautionary obligation contract	¥19,323	¥22,721
3.Issuance of new stock	¥127	¥190
(Those capitalised)	¥64	¥95
Those due to conversion of convertible debentures	¥127	¥190
(Those capitalised)	¥64	¥95
4.Number of stock newly issued(Thousand shares)	127	190
Those due to conversion of convertible debentures
(Thousand shares)	127	190

CANON INC.
     NON-CONSOLIDATED
13.  NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
( Parent company only )

Year ended December 31, 2008											(Millions of yen)

	Stockholders’ equity										Difference of appreciation and conversion		Subscription rights to shares	Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance as of December 31, 2007	¥174,698	¥306,225	¥25	¥22,114	¥7,694	¥1,255	¥1,249,928	¥581,031	¥(456,186)	¥1,886,784	¥5,028	¥(1,246)	-	¥1,890,566
Changes in the term

Conversion of convertible debentures	64	63								127				127
Transfer to reserve for special depreciation					632			(632)		-				-
Reversal of reserve for special depreciation					(3,662)			3,662		-				-
Transfer to reserve for deferral of capital gain on property						1,396		(1,396)		-				-
Reversal of reserve for deferral of capital gain on property						(73)		73		-				-
Dividends from surplus								(145,024)		(145,024)				(145,024)
Net income								224,135		224,135				224,135
Purchase of treasury stock									(100,122)	(100,122)				(100,122)
Disposal of treasury stock			(25)					(5)	86	56				56
Net change of items other than stockholders’ equity										-	(6,076)	1,098	246	(4,732)
Total changes in the term	64	63	(25)	-	(3,030)	1,323	-	80,812	(100,036)	(20,829)	(6,076)	1,098	246	(25,561)
Balance as of December 31, 2008	¥174,762	¥306,288	-	¥22,114	¥4,664	¥2,578	¥1,249,928	¥661,843	¥(556,222)	¥1,865,955	¥(1,048)	¥(148)	¥246	¥1,865,005

	1.Number of issued shares as of December 31, 2008					1,333,763,464
	2.Classes and number of treasury stock
										(Shares)

	Classes of stock		Balance as of December 31, 2007		Increase		Decrease		Balance as of December 31, 2008
	common stock		72,588,428		26,701,146		14,329		99,275,245

	3.Dividends from surplus

	Decision			Classes of stock		Cash dividend (Millions of yen)		Dividend per share(yen)		Base date		Effective date
	March 28, 2008 Annual meeting of stockholders			common stock		75,663		60.00		December 31, 2007		March 31, 2008
	July 24, 2008 Board of directors’meeting			common stock		69,361		55.00		June 30, 2008		August 26, 2008

	Scheduled			Classes of stock		Cash dividend (Millions of yen)		A source of dividend	Dividend per share(yen)	Base date		Effective date
	March 27, 2009 Annual meeting of stockholders			common stock		67,897		Retained earnings	55.00	December 31, 2008		March 30, 2009

CANON INC.	NON-CONSOLIDATED

Year ended December 31, 2007											(Millions of yen)

	Stockholders’ equity										Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance as of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	¥(1,161)	¥2,109,283
Changes in the term
Conversion of convertible debentures	95	95								190			190
Transfer to reserve for special depreciation					609			(609)		-			-

Reversal of reserve for special depreciation					(5,400)			5,400		-			-

Reversal of reserve for deferral of capital gain on property						(37)		37		-			-

Dividends from surplus								(131,612)		(131,612)			(131,612)

Net income								366,973		366,973			366,973

Purchase of treasury stock									(450,346)	(450,346)			(450,346)

Disposal of treasury stock			3						32	35			35

Net change of items other than stockholders’ equity										-	(3,871)	(85)	(3,956)

Total changes in the term	95	95	3	-	(4,791)	(37)	-	240,188	(450,314)	(214,761)	(3,871)	(85)	(218,717)

Balance as of December 31, 2007	¥174,698	¥306,225	¥25	¥22,114	¥7,694	¥1,255	¥1,249,928	¥581,031	¥(456,186)	¥1,886,784	¥5,028	¥(1,246)	¥1,890,566

	1.Number of issued shares as of December 31, 2007					1,333,636,210
	2.Classes and number of treasury stock
										(Shares)

	Classes of stock		Balance as of December 31, 2006		Increase		Decrease		Balance as of December 31, 2007

	common stock		1,794,390		70,799,633		5,595		72,588,428

	3.Dividends from surplus

	Decision			Classes of stock		Cash dividend (Millions of yen)		Dividend per share(yen)		Base date		Effective date

	March 29, 2007 Annual meeting of stockholders			common stock		66,583		50.00		December 31, 2006		March 31, 2007

	July 26, 2007 Board of directors’meeting			common stock		65,030		50.00		June 30, 2007		August 24, 2007

CANON INC.
NON-CONSOLIDATED
14. STANDARD FOR ALLOWANCES
( Parent company only )
Accrued long service rewards for employees
Accrued long service rewards is maintained based on expected amounts to cover the rewards payable under the byelaw applied to long-service employee.
15. CHANGES OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
( Parent company only )
Note to change in Accounting Policy
The Company has a byelaw for Refresh Leave to grant long service reward and refresh leave at a regular period to the employees who have been serving the Company for long years in order to refresh mind and body as well as generating new energy.
As the significance of amounts rose due to the increase in numbers of employees, and reinforcement of attendance record systems enabled to estimate the rational amounts of reward payable, the Company changed the accounting policy for long service reward from the expense of the term in which the reward was paid, to recognization of accrued long service reward based on expected amounts under the byelaw from this accounting period, in order to calculate periodical profit and loss more appropriately.
As a result, operating profit, ordinary profit and income before income taxes have decreased by JPY 1,160million, and net income has decreased by JPY 696 million for the accounting period ended December 31, 2008.

NON-CONSOLIDATED
Directors
(Current titles are shown in the parentheses)
(1)	Candidate for new Director

Executive Vice President &CTO	Toshiaki Ikoma	(Advisor, Group Executive of Corporate R & D Headquarters)
(2)	Candidates for Directors to be promoted

Senior Managing Director	Yoroku Adachi	(Managing Director, President & CEO of Canon U.S.A., Inc.)

Senior Managing Director	Yasuo Mitsuhashi	(Managing Director, Chief Executive of Peripheral Products Operations)
(3)	Director to be retired

Advisor to be appointed	Shunichi Uzawa	(Director)
Executive Officers
(1)	Candidates for new Executive Officers

Seymour Liebman	Executive Vice President of Canon U.S.A., Inc.

Masato Okada	Deputy Chief Executive of Image Communication Products Operations

Kazuhiro Akiyama	Deputy Group Executive of General Affairs Headquarters

Canon Inc.
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2008
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT (2008)	S 1
2.	SALES BY REGION AND PRODUCT (2009/Projection)	S 2
3.	SEGMENT INFORMATION BY PRODUCT (2008)	S 3
4.	OTHER INCOME / DEDUCTIONS (2008)	S 3
5.	SEGMENT INFORMATION BY PRODUCT (2009/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2009/Projection)	S 4
7.	SALES COMPOSITION BY PRODUCT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

- CoverE -

1. SALES BY REGION AND PRODUCT (2008)	Canon Inc. (Millions of yen)

	2008		2007		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Business machines	159,133	607,015	186,527	636,534	-14.7%	-4.6%
Office imaging products	88,973	370,901	105,504	384,546	-15.7%	-3.5%
Computer peripherals	59,431	184,945	63,169	186,214	-5.9%	-0.7%
Business information products	10,729	51,169	17,854	65,774	-39.9%	-22.2%
Cameras	36,104	136,791	40,239	149,892	-10.3%	-8.7%
Optical and other products	29,473	124,474	43,854	161,161	-32.8%	-22.8%
Total	224,710	868,280	270,620	947,587	-17.0%	-8.4%
Overseas
Business machines	460,890	2,053,004	616,648	2,299,008	-25.3%	-10.7%
Office imaging products	161,635	748,622	247,141	906,242	-34.6%	-17.4%
Computer peripherals	291,527	1,269,823	357,693	1,351,297	-18.5%	-6.0%
Business information products	7,728	34,559	11,814	41,469	-34.6%	-16.7%
Cameras	226,658	905,156	324,863	1,002,771	-30.2%	-9.7%
Optical and other products	82,482	267,721	51,668	231,980	+59.6%	+15.4%
Total	770,030	3,225,881	993,179	3,533,759	-22.5%	-8.7%
Americas
Business machines	172,714	759,864	226,063	888,189	-23.6%	-14.4%
Office imaging products	62,617	287,319	96,735	373,093	-35.3%	-23.0%
Computer peripherals	107,310	457,816	124,368	495,676	-13.7%	-7.6%
Business information products	2,787	14,729	4,960	19,420	-43.8%	-24.2%
Cameras	96,656	339,141	140,465	390,768	-31.2%	-13.2%
Optical and other products	13,632	55,566	13,886	57,211	-1.8%	-2.9%
Total	283,002	1,154,571	380,414	1,336,168	-25.6%	-13.6%
Europe
Business machines	217,937	964,782	299,139	1,067,998	-27.1%	-9.7%
Office imaging products	79,107	364,288	122,303	423,925	-35.3%	-14.1%
Computer peripherals	134,603	584,247	171,114	626,236	-21.3%	-6.7%
Business information products	4,227	16,247	5,722	17,837	-26.1%	-8.9%
Cameras	78,209	333,069	126,689	388,651	-38.3%	-14.3%
Optical and other products	11,975	43,549	12,161	42,637	-1.5%	+2.1%
Total	308,121	1,341,400	437,989	1,499,286	-29.7%	-10.5%
Other areas
Business machines	70,239	328,358	91,446	342,821	-23.2%	-4.2%
Office imaging products	19,911	97,015	28,103	109,224	-29.1%	-11.2%
Computer peripherals	49,614	227,760	62,211	229,385	-20.2%	-0.7%
Business information products	714	3,583	1,132	4,212	-36.9%	-14.9%
Cameras	51,793	232,946	57,709	223,352	-10.3%	+4.3%
Optical and other products	56,875	168,606	25,621	132,132	+122.0%	+27.6%
Total	178,907	729,910	174,776	698,305	+2.4%	+4.5%
Total
Business machines	620,023	2,660,019	803,175	2,935,542	-22.8%	-9.4%
Office imaging products	250,608	1,119,523	352,645	1,290,788	-28.9%	-13.3%
Computer peripherals	350,958	1,454,768	420,862	1,537,511	-16.6%	-5.4%
Business information products	18,457	85,728	29,668	107,243	-37.8%	-20.1%
Cameras	262,762	1,041,947	365,102	1,152,663	-28.0%	-9.6%
Optical and other products	111,955	392,195	95,522	393,141	+17.2%	-0.2%
Total	994,740	4,094,161	1,263,799	4,481,346	-21.3%	-8.6%

- S1 -

2. SALES BY REGION AND PRODUCT (2009/Projection)
Canon Inc.

(1) Sales by product	(Millions of yen)

	2009 (P)	2008	Change year over year
	Year	Year	Year

Business machines	2,294,900	2,660,019	-13.7%
Office imaging products	982,700	1,119,523	-12.2%
Computer peripherals	1,229,300	1,454,768	-15.5%
Business information products	82,900	85,728	-3.3%
Cameras	858,400	1,041,947	-17.6%
Optical and other products	346,700	392,195	-11.6%
Total	3,500,000	4,094,161	-14.5%

(P)=Projection

(2) Sales by region	(Millions of yen)

	2009 (P)	2008	Change year over year
	Year	Year	Year

Japan	853,900	868,280	-1.7%
Overseas	2,646,100	3,225,881	-18.0%
Americas	932,600	1,154,571	-19.2%
Europe	1,089,300	1,341,400	-18.8%
Other areas	624,200	729,910	-14.5%
Total	3,500,000	4,094,161	-14.5%

(P)=Projection

- S2 -

3. SEGMENT INFORMATION BY PRODUCT (2008)	Canon Inc. (Millions of yen)

	2008		2007		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Business machines
Unaffiliated customers	620,023	2,660,019	803,175	2,935,542	-22.8%	-9.4%
Intersegment	-	-	-	-	-	-
Total sales	620,023	2,660,019	803,175	2,935,542	-22.8%	-9.4%
Operating profit	107,586	544,644	162,419	650,261	-33.8%	-16.2%
% of sales	17.4%	20.5%	20.2%	22.2%	-	-
Cameras
Unaffiliated customers	262,762	1,041,947	365,102	1,152,663	-28.0%	-9.6%
Intersegment	-	-	-	-	-	-
Total sales	262,762	1,041,947	365,102	1,152,663	-28.0%	-9.6%
Operating profit	30,114	187,787	93,267	307,426	-67.7%	-38.9%
% of sales	11.5%	18.0%	25.5%	26.7%	-	-
Optical and other products
Unaffiliated customers	111,955	392,195	95,522	393,141	+17.2%	-0.2%
Intersegment	52,326	235,690	65,381	238,659	-20.0%	-1.2%
Total sales	164,281	627,885	160,903	631,800	+2.1%	-0.6%
Operating profit	(54,461)	(45,490)	(2,655)	21,080	-	-
% of sales	-33.2%	-7.2%	-1.7%	3.3%	-	-
Corporate and Eliminations
Unaffiliated customers	-	-	-	-	-	-
Intersegment	(52,326)	(235,690)	(65,381)	(238,659)	-	-
Total sales	(52,326)	(235,690)	(65,381)	(238,659)	-	-
Operating profit	(47,414)	(190,867)	(59,455)	(222,094)	-	-
Consolidated
Unaffiliated customers	994,740	4,094,161	1,263,799	4,481,346	-21.3%	-8.6%
Intersegment	-	-	-	-	-	-
Total sales	994,740	4,094,161	1,263,799	4,481,346	-21.3%	-8.6%
Operating profit	35,825	496,074	193,576	756,673	-81.5%	-34.4%
% of sales	3.6%	12.1%	15.3%	16.9%	-	-

4. OTHER INCOME / DEDUCTIONS (2008)					(Millions of yen)

	2008		2007		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Interest and dividend, net	3,685	18,605	6,993	31,348	(3,308)	(12,743)
Forex gain / loss	2,932	(11,212)	(1,035)	(31,943)	+3,967	+20,731
Equity earnings / loss of affiliated companies	(18,485)	(20,047)	149	5,634	(18,634)	(25,681)
Other, net	(7,044)	(2,273)	237	6,676	(7,281)	(8,949)
Total	(18,912)	(14,927)	6,344	11,715	(25,256)	(26,642)

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2009/Projection)	(Millions of yen)

	2009 (P)	2008	Change year over year
	Year	Year	Year

Business machines
Unaffiliated customers	2,294,900	2,660,019	-13.7%
Intersegment	-	-	-

Total sales	2,294,900	2,660,019	-13.7%

Operating profit	301,900	544,644	-44.6%
% of sales	13.2%	20.5%	-

Cameras
Unaffiliated customers	858,400	1,041,947	-17.6%
Intersegment	-	-	-

Total sales	858,400	1,041,947	-17.6%

Operating profit	44,000	187,787	-76.6%
% of sales	5.1%	18.0%	-

Optical and other products
Unaffiliated customers	346,700	392,195	-11.6%
Intersegment	211,300	235,690	-10.3%

Total sales	558,000	627,885	-11.1%

Operating profit	(5,900)	(45,490)	-
% of sales	-1.1%	-7.2%	-

Corporate and Eliminations
Unaffiliated customers	-	-	-
Intersegment	(211,300)	(235,690)	-

Total sales	(211,300)	(235,690)	-

Operating profit	(180,000)	(190,867)	-

Consolidated
Unaffiliated customers	3,500,000	4,094,161	-14.5%
Intersegment	-	-	-

Total sales	3,500,000	4,094,161	-14.5%

Operating profit	160,000	496,074	-67.7%
% of sales	4.6%	12.1%	-

(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2009/Projection)		(Millions of yen)

	2009 (P)	2008	Change year over year
	Year	Year	Year

Interest and dividend, net	6,300	18,605	(12,305)
Forex gain / loss	(11,900)	(11,212)	(688)
Equity earnings / loss of affiliated companies	(5,800)	(20,047)	+14,247
Other, net	11,400	(2,273)	+13,673

Total	0	(14,927)	+14,927

(P)=Projection

- S4 -

7. SALES COMPOSITION BY PRODUCT	Canon Inc.

	2009 (P)	2008		2007
	Year	4th quarter	Year	4th quarter	Year

Office imaging products
Monochrome copying machines	42%	40%	41%	43%	45%
Color copying machines	35%	38%	37%	36%	35%
Others	23%	22%	22%	21%	20%

Computer peripherals
Laser beam printers	71%	69%	73%	69%	73%
Inkjet printers	28%	30%	26%	30%	26%
Others	1%	1%	1%	1%	1%

Business information products
Personal computers	64%	61%	60%	62%	62%
Others	36%	39%	40%	38%	38%

Cameras
Digital cameras	78%	77%	75%	77%	76%
Video cameras	9%	8%	9%	8%	8%
Interchangeable lenses and others	13%	15%	16%	15%	16%

Optical and other products
Semiconductor production equipment	38%	52%	46%	43%	46%
Others	62%	48%	54%	57%	54%

(P)=Projection

* From fiscal 2007, figures related to analog personal copying machines, which were included in “Monochrome copying machines” of “Office imaging products” were included in “Others” of “Office imaging products.” Past figures have been reclassified to conform with the current presentation.

* From fiscal 2007, the segment previously named “Film cameras / Lenses” was changed to “Interchangeable lenses and others.”

8. SALES GROWTH IN LOCAL CURRENCY

	2009 (P)	2008
	Year	4th quarter	Year

Business machines
Japan	-	-14.7%	-4.6%
Overseas	-	-8.7%	-0.7%

Total	-1.5%	-10.1%	-1.6%

Cameras
Japan	-	-10.3%	-8.7%
Overseas	-	-14.8%	+0.2%

Total	-4.1%	-14.3%	-1.0%

Optical and other products
Japan	-	-32.8%	-22.8%
Overseas	-	+77.4%	+22.7%

Total	-6.7%	+26.8%	+4.0%

Total
Japan	-1.7%	-17.0%	-8.4%
Overseas	-3.0%	-6.2%	+1.1%
Americas	-7.5%	-12.9%	-1.6%
Europe	+0.4%	-10.8%	-3.4%
Other areas	-2.0%	+19.8%	+15.7%

Total	-2.7%	-8.5%	-0.9%

			(P)=Projection

- S5 -

9. PROFITABILITY				Canon Inc.

	2009 (P)	2008	2007
	Year	Year	Year

ROE	3.7%	11.1%	16.5%

ROA	2.5%	7.3%	10.8%

			(P)=Projection
10. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)

	2009 (P)	2008		2007
	Year	4th quarter	Year	4th quarter	Year

Yen/US$	90.00	96.22	103.23	113.19	117.50
Yen/Euro	120.00	126.46	151.46	163.86	161.41

					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2009 (P)	2008
	Year	4th quarter	Year

US$	(169.4)	(69.5)	(218.7)
Euro	(204.7)	(68.7)	(66.4)
Other currencies	(28.7)	(11.8)	(14.4)

Total	(402.8)	(150.0)	(299.5)

	(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2009 (P)
	Year

On sales
US$	16.5
Euro	6.9

On operating profit
US$	9.1
Euro	5.0

	(P)=Projection
11. STATEMENTS OF CASH FLOWS				(Millions of yen)

	2009 (P)	2008		2007
	Year	4th quarter	Year	4th quarter	Year

Net cash provided by operating activities
Net income	98,000	11,622	309,148	127,845	488,332
Depreciation and amortization	350,000	88,426	341,337	106,248	341,694
Other, net	(3,000)	81,201	(33,801)	42,547	9,243

Total	445,000	181,249	616,684	276,640	839,269

Net cash used in investing activities	(345,000)	(86,857)	(472,480)	(91,525)	(432,485)

Free cash flow	100,000	94,392	144,204	185,115	406,784

Net cash used in financing activities	(144,000)	(85,592)	(277,565)	(1,718)	(604,383)

Effect of exchange rate changes on cash and cash equivalents	(25,200)	(66,923)	(131,906)	(5,241)	(13,564)

Net change in cash and cash equivalents	(69,200)	(58,123)	(265,267)	(178,156)	(211,163)

Cash and cash equivalents at end of period	610,000	679,196	679,196	944,463	944,463

				(P)=Projection

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12. R&D EXPENDITURE		(Millions of yen)		Canon Inc.
	2009 (P)	2008	2007
	Year	Year	Year

Business machines	-	123,531	122,570
Cameras	-	45,458	44,304
Optical and other products	-	205,036	201,387

Total	350,000	374,025	368,261

% of sales	10.0%	9.1%	8.2%

			(P)=Projection

13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION
(Millions of yen)
	2009 (P)	2008	2007
	Year	Year	Year
Increase in PP&E
Business machines	-	172,197	166,143
Cameras	-	43,086	32,870
Optical and other products	-	68,542	78,449
Corporate and eliminations	-	78,163	151,087
Total	315,000	361,988	428,549
Depreciation and amortization
Business machines	-	163,920	159,309
Cameras	-	39,412	37,180
Optical and other products	-	88,017	69,843
Corporate and eliminations	-	49,988	75,362
Total	350,000	341,337	341,694
(P)=Projection

14. INVENTORIES
(1) Inventories	(Millions of yen)
	2008	2007	Difference
	Dec.31	Dec.31
Business machines	234,958	277,444	(42,486)
Cameras	115,852	107,406	+8,446
Optical and other products	156,109	178,624	(22,515)

Total	506,919	563,474	(56,555)

(2) Inventories/Sales*	(Day)
	2008	2007	Difference
	Dec.31	Dec.31
Business machines	34	34	0
Cameras	41	31	+10
Optical and other products	144	169	(25)
Total	47	44	+3

*Index based on the previous six months sales.

15. DEBT RATIO

	2008	2007	Difference
	Dec.31	Dec.31
Total debt / Total assets	0.4%	0.6%	-0.2%

16. OVERSEAS PRODUCTION RATIO

	2008	2007
	Year	Year
Overseas production ratio	39%	40%

17. NUMBER OF EMPLOYEES

	2008	2007	Difference
	Dec.31	Dec.31
Japan	72,445	55,227	+17,218
Overseas	94,535	76,125	+18,410

Total	166,980	131,352	+35,628

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